As filed with the Securities and Exchange Commission on May 23, 2001. Registration no. 333-

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 GLOBESPAN, INC.

             (Exact name of Registrant as specified in its charter)

Delaware                                                  75-2658218
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification Number)
                                100 Schulz Drive
                               Red Bank, NJ 07701
                                 (732) 345-7500

 (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                               Robert J. McMullan
                             Chief Financial Officer
                                 GlobeSpan, Inc.
                                100 Schulz Drive
                               Red Bank, NJ 07701
                                 (732) 345-7500

 (Name, address, including zip code and telephone number, including area code, of agent for service)

                                   Copies to:
                            Jonathan P. Cramer, Esq.
                             Merrill A. Ulmer, Esq.
                  Reboul, MacMurray, Hewitt, Maynard & Kristol
                              45 Rockefeller Plaza
                               New York, NY 10111
                                 (212) 841-5700

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

          If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plan, please check the following box: [ ]

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend of interest reinvestment plans, check the following box. [X]

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE


                                                      PROPOSED MAXIMUM
   TITLE TO SECURITIES TO       AMOUNT TO BE         OFFERING PRICE PER
       BE REGISTERED             REGISTERED               SHARE(1)
   ----------------------       ------------         ------------------
   Common Stock, $0.001        1,156,664 shares             $16.05
   par value

                  PROPOSED MAXIMUM
                 AGGREGATE OFFERING          AMOUNT OF
                      PRICE(1)           REGISTRATION FEE
                 ------------------      ----------------
                   $18,564,457.20             $4,641

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of shares as reported on the Nasdaq National Market on May 18, 2001.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                    SUBJECT TO COMPLETION, DATED MAY 23, 2001


                                 GlobeSpan, Inc.


                                1,156,664 Shares

                                  Common Stock


          This prospectus relates to the offer and sale of up to 1,156,664 shares of common stock of GlobeSpan, Inc. by some of our selling stockholders. These shares have been issued by us in connection with two recent acquisitions. Our common stock is traded on the Nasdaq National Market under the symbol "GSPN." The last reported sale price of the common stock on the Nasdaq National Market on May 22, 2001 was $19.20 per share.

          See "Risk Factors" beginning on page 3 to read about factors you should consider before buying the shares.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.








                                The date of this prospectus is , 2001

                                TABLE OF CONTENTS

                                                                        PAGE

Where You Can Find Additional Information..................................1

Special Note Regarding Forward-Looking Statements..........................1

Summary....................................................................2

Risk Factors...............................................................3

Unaudited Pro Forma Financial Data........................................16

Selling Stockholders......................................................19

Plan of Distribution......................................................21

Use of Proceeds...........................................................22

Legal Matters.............................................................22

Experts...................................................................22


          You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. In this prospectus, references to "GlobeSpan," "we," "our" and "us" refer to GlobeSpan, Inc.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock offered hereby, see the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference to the copy so filed, each such statement being qualified in all respects by such reference. You may inspect a copy of the registration statement without charge at the Securities and Exchange Commission's principal office in Washington, D.C. and obtain copies of all or any part thereof upon payment of fees from the Public Reference Room of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the Securities and Exchange Commission's regional offices in New York, located at 7 World Trade Center, Suite 1300, New York, New York 10048, or in Chicago, located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The Securities and Exchange Commission's World Wide Web address is www.sec.gov. We also maintain a Web site at http://www.globespan.net. The information contained on our Web site does not constitute a part of this prospectus.

     The SEC allows us to "incorporate by reference" into the prospectus the information we filed with them. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of this registration statement that contains this prospectus and prior to the time of the sale of the securities offered by this prospectus:

     o our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

     o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

     o our Current Reports on Form 8-K and Form 8-K/A filed on May 4, 2001, May 15, 2001 and May 23, 2001; and

     o the description of our Common Stock contained in our Registration Statement on Form 8-A filed on June 16, 1999 under Section 12 of the Exchange Act, including any amendment or report updating this description.

     You may request a copy of these documents, at no cost, by writing or telephoning us at the following address:

     GlobeSpan, Inc.
     100 Schulz Drive
     Red Bank, New Jersey 07701
     (732) 345-7500

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     All statements, trend analyses and other information contained in this prospectus regarding markets for our products and trends in net revenues, gross margins and anticipated expense levels, and any statement that contains the words "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions, constitute forward-looking statements. These forward-looking statements are subject to business and economic risks, including those risks identified in the "Risk Factors" and elsewhere in this prospectus and our actual results of operations may differ significantly from those contained in the forward-looking statements because of these risks.

The cautionary statements made in this prospectus apply to all forward-looking statements wherever they appear in this prospectus.


                                     SUMMARY

     GlobeSpan, Inc. is a leading provider of advanced integrated circuits that enable broadband digital communications to homes and business enterprises. We design, develop and supply these integrated semiconductor chips, or chip sets, for use in digital subscriber line, or DSL networks, which utilize the existing network of copper telephone wires known as the local loop for the high-speed transmission of data.

     Our products target the rapidly growing market for high-speed data transmission applications such as Internet access, telecommuting and networking among branch offices. These transmission applications are expanding to include voice and video transmissions over the same copper wire. We sell our integrated circuits to equipment manufacturers for incorporation into products that are sold to telecommunications service providers and end-users worldwide.

     In an effort to provide system-level products to our customers, we have developed chip set solutions that integrate the functionality of multiple discrete components, memory, microprocessors and software onto a single chip known as "System-On-Chip" solutions. These system-level products allow our customers to reduce the time it takes for their products to reach the market and to focus their resources on adding features and functions to differentiate their product offerings from those of their competitors. Our recent acquisitions provide us with additional design and product development resources and expertise. We are utilizing these skills and resources to add greater networking functionality to our chip sets and to capture more of the system functions used in DSL system solutions in our products.

     We have shipped our chip set solutions to a broad base of leading communications equipment manufacturers, including Alcatel, Cisco Systems, Intel Corporation, Lucent Technologies, NEC Corporation, Nokia Corporation and Nortel Networks, among others.

RECENT DEVELOPMENTS

     On May 11, 2001, we completed a private placement of $130,000,000 of 5-1/4% Convertible Subordinated Notes due 2006 pursuant to Rule 144A of the Securities Act of 1933, as amended. The notes were issued pursuant to an Indenture, dated as of May 11, 2001 between us and United States Trust Company of New York, as Trustee. We also granted Morgan Stanley & Co Incorporated, the initial purchaser of the notes, a 30-day option to purchase an additional $20,000,000 aggregate principal amount of the notes to cover over-allotments. The notes are convertible into our common stock at a conversion price of $26.67 per share. We also entered into a Registration Rights Agreement dated as of May 11, 2001 with Morgan Stanley & Co. Incorporated pursuant to which we agreed to file a registration statement for the resale of the notes the common stock issuable upon conversion of the notes within 90 days after the closing of the offering.

ORGANIZATION

     We were formed as an independent company in July 1996 as part of the divestiture by Lucent Technologies of AT&T Paradyne Corporation. Prior to the divestiture, our business was operated as the Advanced Transmission Technology Division of AT&T Paradyne Corporation. Our principal executive officers are located at 100 Schulz Drive, Red Bank, New Jersey 07701, and our telephone number is (732) 345-7500. Our corporate website is www.globespan.net. The information on our website does not constitute part of this prospectus.

                                  RISK FACTORS

     Our business, financial condition and operating results can be impacted by a number of factors including, but not limited to, those risks set forth below. You should carefully consider and evaluate all of the information in this prospectus, including the risk factors listed below, before you decide whether to invest in our common stock. Any of these risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock or other securities.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE BECAUSE OF MANY FACTORS, WHICH WOULD CAUSE OUR STOCK PRICE TO FLUCTUATE

     Our net revenues and operating results have varied in the past and may vary significantly in the future from quarter-to-quarter. As a result, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. Investors should not rely on the results of any one quarter or series of quarters as an indication of our future performance.

     It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such event, the market price of our common stock may decline significantly. Due to our recent acquisitions accounted for as purchases, we will incur substantial non-cash compensation and amortization expenses associated with those and, potentially, future transactions.

     These variations in our operating results may be caused by factors related to the operation of our business, including:

     o variations in the timing and size of chip set orders from, and shipments to, our existing and new customers;

     o loss of a significant customer, or a significant decrease or deferral in purchases by significant customers, such as Cisco Systems or Lucent Technologies;

     o the mix of chip sets shipped with different gross margins, including the impact of volume purchases from our large customers at discounted average selling prices;

     o the availability of foundry capacity and the expense of having our chip sets manufactured by Agere Systems, or other foundries in the future;

     o the timing and size of expenses, including operating expenses and expenses of developing new products and product enhancements; and

     o    our ability to attract and retain key personnel.

     These variations will also be caused by factors related to the development of the DSL market and the competition we face from other DSL chip set suppliers, including:

     o the timing and rate of deployment of DSL services by telecommunications service providers;

     o the timing and rate of deployment of alternative high-speed data transmission technologies, such as cable modems, high-speed wireless data transmission and fiber optic networks;

     o anticipated decreases in per unit prices as competition among DSL chip set suppliers increases; and

     o the level of market penetration of our chips sets relative to those of our competitors.

     These variations will also be caused by other factors affecting our business, many of which are substantially outside of the control of our management, including:

     o costs associated with future litigation, including litigation relating to the use or ownership of intellectual property;

     o acquisition costs or other non-recurring charges in connection with the acquisition of companies, products or technologies;

     o foreign currency and exchange rate fluctuations which may make our dollar-denominated products more expensive in foreign markets or could expose us to currency rate fluctuation risks if our sales become denominated in foreign currencies; and

     o general global economic conditions, which could adversely affect sales to our customers.

A GENERAL ECONOMIC SLOWDOWN, AND A SLOWDOWN IN SPENDING IN THE
TELECOMMUNICATIONS INDUSTRY SPECIFICALLY, MAY ADVERSELY AFFECT OUR BUSINESS AND OPERATING RESULTS

     There have been announcements throughout the worldwide telecommunications industry of current and planned reductions in component inventory levels and equipment production volumes, and of delays in the build-out of new infrastructure. The slowdown has resulted in a decrease in spending on DSL equipment by service providers and lower-than-expected sales volume for DSL equipment manufacturers. Any of these trends, if continued, could result in lower than expected demand for our products, which are components of DSL equipment. Any continued or further slowdown could have a material adverse effect on our revenues and results of operations generally, and cause the market price of our common stock to decline.

WE EXPECT THAT PRICE COMPETITION AMONG DSL CHIP SET SUPPLIERS AND VOLUME PURCHASES BY LARGE CUSTOMERS WILL REDUCE OUR GROSS MARGINS IN THE FUTURE

     We expect that price competition among DSL chip set suppliers and volume purchases of our chip sets at discounted prices will reduce our gross margins in the future. We anticipate that average per unit selling prices of DSL chip sets will continue to decline as product technologies mature. Since we do not manufacture our own products, we may be unable to reduce our manufactured costs in response to declining average per unit selling prices. Many of our competitors are larger with greater resources and therefore may be able to achieve greater economies of scale and would be less vulnerable to price competition.

     Further, we expect that average per unit selling prices of our chip sets will decrease in the future due to volume discounts to our large customers. These declines in average per unit selling prices will generally lead to declines in gross margins for these products.

WE HAVE A HISTORY OF LOSSES, AND WE WILL INCUR SUBSTANTIAL LOSSES IN THE FUTURE

     We incurred a net loss attributable to common stockholders of $89.3 million in the three months ended March 31, 2001 and $153.2 million, $9.1 million and $7.8 million in the years December 31, 2000, 1999 and 1998, respectively. We will incur substantial net losses for the foreseeable future. Because of substantial operating expenses, we will need to generate significant quarterly revenues to achieve profitability. Our failure to significantly increase our net revenues would result in continuing losses. Even if we do achieve profitability, we may not be able to sustain or increase profitability or cash flow on a quarterly or annual basis.

THE LOSS OF ONE OR MORE OF OUR KEY CUSTOMERS WOULD RESULT IN A LOSS OF A SIGNIFICANT AMOUNT OF OUR NET REVENUES

     A relatively small number of customers account for a large percentage of our net revenues. Our business will be seriously harmed if we do not generate as much revenue as we expect from these customers, or experience a loss of any of our significant customers, particularly Cisco Systems and Lucent Technologies, or suffer a substantial reduction in orders from such customers. In the three years ended December 31, 2000, 1999 and 1998, our customers who individually represented at least ten percent of our net revenues accounted for 62.6%, 41.2% and 60.9%, respectively, of our net revenues. In the three months ended March 31, 2001, our three largest customers accounted for 63.0% of our net revenues and the only customer who represented at least ten percent of our net revenues during such period was Lucent Technologies, which accounted for 45.2% of our net revenues. In year ended December 31, 2000, our top three customers were Cisco Systems, Lucent Technologies and Nortel Networks, which accounted for 27.8%, 23.6% and 11.2% of our net revenues, respectively. In 1999, our top three customers were Cisco Systems, Lucent Technologies and Ascom Hasler AG, which accounted for 41.6%, 7.1% and 6.2% of our net revenues, respectively. In 1998, our top three customers were Cisco Systems, NEC Corporation and Ascom Hasler AG, which accounted for 48.3%, 12.6% and 9.2% of our net revenues, respectively. In May 2001, Nortel Networks announced that it was planning to exit the digital subscriber line access business. Accordingly, we do not expect to generate significant revenues from Nortel Networks in the foreseeable future. We can not guarantee that the decrease in revenues from Nortel Networks will be offset by an increase in sales to our other customers, who may gain additional market share following the departure of Nortel Networks. We do not have long-term purchase contracts with any of our customers that obligate them to continue to purchase our products and these customers could cease purchasing our products at any time. Furthermore, it is possible that DSL equipment manufacturers, such as Cisco Systems, Lucent Technologies and Nortel Networks, may design and develop internally, or acquire, their own chip set technology, rather than continue to purchase chip sets from third parties such as us. We expect that sales of our products to relatively few customers will continue to account for a significant portion of our net revenues for the foreseeable future.

BECAUSE OF OUR LONG PRODUCT DEVELOPMENT PROCESS AND SALES CYCLE, WE MAY INCUR SUBSTANTIAL EXPENSES BEFORE WE EARN ASSOCIATED NET REVENUES AND MAY NOT ULTIMATELY SELL A LARGE VOLUME OF OUR PRODUCTS

     We develop products based on forecasts of demand and incur substantial product development expenditures prior to generating associated net revenues. We sell our products based on individual purchase orders. Our customers are not obligated by long-term contracts to purchase our chip sets. In addition, we do not have a substantial non-cancelable backlog of orders and our customers can generally cancel or reschedule orders upon short notice. The cancellation or deferral of product orders or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory that would have a material adverse effect on our operating results. We also do not receive orders for our chip sets during the period that potential customers test and evaluate our chip sets. This test and evaluation period typically lasts from three to six months or longer, and volume production of the equipment manufacturer's product that incorporates our chip sets typically does not begin until this test and evaluation period has been completed. As a result, a significant period of time may lapse between our product development and sales efforts and our realization of revenues from volume ordering of our products by our customers, or we may never realize revenues from our efforts. Furthermore, achieving a design win with a customer does not necessarily mean that this customer will order large volumes of our products. A design win is not a binding commitment by a customer to purchase our products. Rather, it is a decision by a customer to use our products in the design process of that customer's products. A customer can choose at any time to discontinue using our products in that customer's designs or product development efforts. If our products are chosen to be incorporated into a customer's products, we may still not realize significant net revenues from that customer if that customer's products are not commercially successful.

WE HAVE ONLY BEEN OPERATING AS AN INDEPENDENT COMPANY SINCE AUGUST 1996, AND THIS LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR PROSPECTS

     We have only been operating as an independent company since August 1996, and we only began shipping chip sets in volume in January 1997. We have not had a long history of generating significant net revenues. As a result of our limited operating history, we have limited historical financial data that can be used in evaluating our business and its prospects and in projecting future operating results. You must consider our prospects in light of the risks, expenses and difficulties we might encounter because we are in a rapidly evolving market.

OUR ACQUISITIONS MAY BE DIFFICULT TO INTEGRATE, DISRUPT OUR BUSINESS, DILUTE STOCKHOLDER VALUE OR DIVERT MANAGEMENT ATTENTION

     We may seek to acquire or invest in additional businesses, products, technologies or engineers. Our acquisition strategy does not require that our acquisitions immediately increase our net revenues; rather, our objective is to seek acquisitions that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. During the year ended December 31, 2000, we acquired Ficon, the technology and the right to hire employees of the Microelectronics Group of PairGain, T.sqware, iCompression and additional smaller companies. We plan to pursue further acquisition opportunities in the future and we are currently engaged in various stages of negotiations with certain parties with respect to possible acquisitions. While there are currently no unannounced purchase agreements for the acquisitions of any material business or assets, such transactions can be effected quickly, may occur at any time and may be significant in size relative to our existing assets or operations.

     Mergers and acquisitions of high-technology companies are inherently risky, and no assurance can be given that our previous or future acquisitions will be successful and will not materially adversely affect our business, operating results or financial condition. Our past and future acquisitions may involve many risks, including:

     o    difficulties in managing our growth following acquisitions;

     o difficulties in the integration of the acquired personnel, operations, technologies, products and systems of the acquired companies;

     o uncertainties concerning the intellectual property rights we purport to acquire;

     o    unanticipated costs associated with the acquisitions;

     o    diversion of management's attention from other business concerns;

     o adverse effects on our existing business relationships with our or our acquired companies' customers;

     o potential difficulties in completing projects associated with purchased in process research and development;

     o risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions; and

     o    inability to retain employees of acquired companies.

     Additionally, future acquisitions may require us to use substantial portions of our available cash as all or a portion of the purchase price. Acquisitions may also materially and adversely affect our results of operations because they may require large one-time write-offs, increased debt or contingent liabilities, substantial depreciation or deferred compensation charges or the amortization of expenses related to tangible and intangible assets. For example, in the year ended December 31, 2000, we incurred a one-time charge of $44.9 million related to in process research and development in connection with prior acquisitions and began to amortize charges from tangible and intangible assets acquired.

     Furthermore, if we issue equity or convertible debt securities in connection with an acquisition, as in the case of our recent acquisitions, the issuance may be dilutive to our existing shareholders. The equity or debt securities that we may issue could have rights, preference or privileges senior to those of holders of our common stock.

     Any of the events described in the foregoing paragraphs could cause the price of our common stock to decline.

IF LEADING EQUIPMENT MANUFACTURERS DO NOT INCORPORATE OUR CHIP SETS IN SUCCESSFUL PRODUCTS, SALES OF OUR PRODUCTS WILL SIGNIFICANTLY DECLINE

     We rely upon broadband equipment manufacturers, such as Cisco Systems and Lucent Technologies, to design our chip sets into their products for the DSL market. We rely on these products to be successful, and if they are not, we will not sell our chip sets in volume quantities. Accordingly, we must correctly anticipate the price, performance and functionality requirements of these equipment manufacturers. We must also successfully develop products that meet these requirements and make such products available on a timely basis and in sufficient quantities. Further, if there is consolidation in the equipment manufacturing industry, or if a small number of equipment manufacturers otherwise dominate the market for DSL equipment, then our success will depend upon our ability to establish and maintain relationships with these market leaders. If we do not anticipate trends in the market for products enabling the digital transmission of data, voice and video to homes and business enterprises over existing copper wire telephone lines and meet the requirements of equipment manufacturers, or if we do not successfully establish and maintain relationships with leading equipment manufacturers, then our business, financial condition and results of operations will be seriously harmed.

IF OUR CUSTOMERS EXPERIENCE COMPONENT SUPPLY SHORTAGES, OUR NET REVENUES AND OPERATING RESULTS MAY DECLINE

     The semiconductor industry from time to time is affected by limited supplies of certain key components and materials. We rely on our customers, broadband equipment manufacturers, to produce reliable, successful DSL systems by incorporating our chip sets and additional components into their products. In the past there have been industry wide shortages of electronic components, such as capacitors. In some cases, supply shortages of particular components or materials will substantially curtail production of products using these components. We cannot guarantee that we would not lose potential sales from our customers if key components or materials are unavailable to them, and as a result, we are unable to maintain or increase our production levels.

RAPID CHANGES IN THE MARKET FOR DSL PRODUCTS MAY RENDER OUR SOLUTIONS OBSOLETE OR UNMARKETABLE

     The market for chip sets for DSL products is characterized by:

     o    intense competition;

     o    rapid technological change;

     o    frequent new product introductions by our competitors;

     o    changes in customer demands; and

     o    evolving industry standards.

     Additionally, the life cycles of some of our products depend heavily upon the life cycles of the end products into which our products are designed. Products with short life cycles require us to manage closely production and inventory levels. We cannot assure you that obsolete or excess inventories, which may result from unanticipated changes in the estimated total demand for our products and/or the estimated life cycles of the end products into which our products are designed, will not materially and adversely affect us.

     Any of these factors could make our existing or proposed products obsolete or unmarketable. If we fail to successfully introduce new products on a timely and cost-effective basis that meet customer requirements and are compatible with evolving industry standards, then our business, financial condition and results of operations will be seriously harmed.

WE DEPEND ON A LIMITED NUMBER OF SUPPLIERS TO MANUFACTURE OUR CHIP SETS, AND ANY DISRUPTION IN ANY OF THESE RELATIONSHIPS COULD PREVENT US FROM SELLING OUR PRODUCTS

     We do not own or operate a semiconductor fabrication facility. Historically, Lucent Microelectronics has manufactured substantially all of our chip sets. We depend on Agere Systems, Inc. (formerly the Microelectronics Group of Lucent Technologies), to timely deliver to us sufficient quantities of fully-assembled and tested chip sets on a turnkey basis. We have had a series of manufacturing arrangements with Agere Systems and its predecessors, the latest of which became effective in March 1999. This agreement, however, does not guarantee that Agere Systems will adequately fill our orders for current chip sets (either in quantity or timing), or that we will be able to negotiate mutually satisfactory terms for manufacturing our future chip sets. Any disruption in availability of our products would have a serious adverse impact on our business.

     We have been engaged in the process of negotiating and/or exploring prospective supply agreements with other leading chip suppliers. We entered into an agreement with United Microelectronics Corporation, or UMC, to supply some of our chip sets. Our agreement with UMC became effective in December 1999 and provides us with the ability to obtain delivery of specific chip sets in accordance with the terms of that agreement, upon our providing binding forecasts to UMC. Although this agreement provides for a term of five years, with subsequent one-year renewals, UMC may cancel the agreement upon 12 months' advance notice to us. While, in such an event, UMC would still be required to fill our orders for commercially reasonable quantities of product during the 12-month notice period, the termination of this agreement by UMC could cause a disruption to our business. In addition, in October 1999 we entered into an agreement with Taiwan Semiconductor Manufacturing Co., or TSMC, which also provides for a five-year term, is terminable by the supplier upon 12 months' advance notice to us, and requires TSMC to fill our orders for commercially reasonable quantities of product during the 12-month notice period. We also use ZiLOG, Inc., an affiliate of Texas Pacific Group, our controlling shareholder, to manufacture chip sets for us on a purchase order basis. We do not have a supply agreement with ZiLOG. We will continue to seek agreements with other chip manufacturers. None of these other prospective agreements, however, would provide us with a guarantee that our orders for chip sets will be adequately filled.

     If we are required for any reason to seek a new manufacturer of our chip sets, a new manufacturer of our chip sets may not be available and in any event, switching to a new manufacturer would require six months or more and would involve significant expense and disruption to our business. From time to time there are shortages in worldwide foundry capacity. Such shortages, if they occur, could make it more difficult for us to find a new manufacturer of our chip sets if our relationship with any of our suppliers is terminated for any reason.

IF WE ARE REQUIRED TO SEEK NEW MANUFACTURERS OF OUR INTEGRATED CIRCUITS, WE WILL BE REQUIRED TO MODIFY OUR PRODUCTS WHICH WILL BE COSTLY

     Our integrated circuits are manufactured by independent providers of semiconductor manufacturing services, known as foundries. These foundries manufacture our integrated circuits using their individual manufacturing process technology. In addition, the foundry may license to us standard circuit modules, known as intellectual property cores, or IP cores. Our DSL chip designs are customized by the foundry for their specific manufacturing processes and IP cores. In order to second source or switch foundry providers, our chip sets would need to be re-designed for the process technology and IP cores of the respective foundry. The re-design of the integrated circuits is costly and time consuming and the requalification of the manufacturing process can take up to six months. Establishing additional sources for manufacturing our products would be expensive and disruptive to our business.

WE MAY BE REQUIRED TO OBTAIN LICENSES ON ADVERSE TERMS TO SELL INDUSTRY STANDARD COMPLIANT CHIP SETS

     We have received correspondence, including a proposed licensing agreement, from Amati Corporation (which was acquired by Texas Instruments) stating that they believe that they own a number of patents that are required to be compliant with the ANSI standard specification T1.413. This industry standard is based on the DMT line code. We have introduced products that we believe are compliant with this industry standard, and we may be required to obtain a license to these Amati patents. We are currently evaluating Amati's patents and proposed licensing terms. If these patents are valid and essential to the implementation of products that are compliant with this industry standard, then Amati may be required to offer us a license to use these patents on commercially reasonable, non-discriminatory terms. If these patents are valid, but not essential to the implementation of products that are compliant with this industry standard, and they apply to our products and we do not modify our products so they become non-infringing, then Amati would not be obligated to offer us a license on reasonable terms or at all. If we are not able to agree on license terms and as a result fail to obtain a required license, we could be sued and potentially be liable for substantial monetary damages or have the sale of our products stopped by an injunction. We could also be subject to similar claims like the Amati claim by third parties in the future.

THIRD-PARTY CLAIMS REGARDING INTELLECTUAL PROPERTY MATTERS COULD CAUSE US OR OUR CUSTOMERS TO STOP SELLING PRODUCTS OR PAY MONETARY DAMAGES

     There is a significant risk that third parties, including current and potential competitors, will claim that our products, or our customers' products, infringe on their intellectual property rights. The owners of such intellectual property rights may bring infringement claims against us. Any such litigation, whether or not determined in our favor or settled by us, would be costly and divert the attention of our management and technical personnel.

     Any inquiries with respect to coverage of our intellectual property could develop into litigation. In the event of an adverse ruling for an intellectual property infringement claim, we could be required to obtain a license or pay substantial damages or have the sale of our products stopped by an injunction. In addition, if a customer of our chip sets cannot acquire a required license on commercially reasonable terms, that customer may choose not to use our chip sets. From time to time our customers or we receive letters from third parties claiming that our or our customers' products infringe those third parties' intellectual property rights.

     We have obligations to indemnify our customers under some circumstances for infringement of third-party intellectual property rights. From time to time we receive letters from customers inquiring as to the scope of these indemnity rights. For example, on April 25, 2000 we received a letter from counsel to Cisco Systems informing us that Alcatel Alsthom S.A. had recently asserted that certain products made and sold by Cisco Systems, which incorporate digital signal processors made by us, infringed patents held by Alcatel. We evaluate all letters of this nature to determine whether we have an indemnity obligation and take appropriate steps. If any claims from third-parties required us to indemnify customers under our agreements, the costs could be substantial and our business could be harmed.

DESPITE OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY, THIRD PARTIES MAY GAIN ACCESS TO OUR PROPRIETARY TECHNOLOGY AND USE IT TO COMPETE WITH US

     We rely primarily on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions, licenses and mask work protection under the Federal Semiconductor Chip Protection Act of 1984 to protect our intellectual property. In particular, we rely on these measures to protect our intellectual property because, as a fabless semiconductor company, we have third parties, including potential competitors such as Agere Systems, manufacture our chip sets. Employees, consultants and customers have access to our proprietary and confidential information. Any misuse or misappropriation of this intellectual property could have an adverse impact on our business. We take steps to control access to, and the distribution of, our proprietary information. We cannot guarantee, however, that such safeguards will protect our intellectual property and other valuable competitive information.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. For example, in June 1998, we filed suit against three former employees who had recently commenced employment with one of our competitors. The court issued a final judgment in our favor and against the defendants. In addition, the court ordered injunctive and other relief against the defendants. The defendants appealed the judgment and their appeal was dismissed as moot in June 2000.

     In connection with our private placement of Series A preferred stock, which was subsequently converted into common stock, we agreed not to sue Intel Corporation for any violation by it of our patent rights. This agreement terminates if Intel Corporation sues us for any infringement by us of its patent rights or Intel's ownership in us is less than 1% of our outstanding capital stock. This agreement not to sue could enable Intel Corporation to compete more effectively against us.

OUR EFFORTS TO PROTECT OUR INTELLECTUAL PROPERTY MAY BE LESS EFFECTIVE IN SOME FOREIGN COUNTRIES WHERE INTELLECTUAL PROPERTY RIGHTS ARE NOT WELL PROTECTED BY LAW OR ENFORCEMENT

     The laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and many U.S. companies have encountered substantial infringement problems in these countries, some of which are countries in which we have sold and continue to sell products. There is a risk that our efforts to protect our proprietary rights may not be adequate. For example, our competitors may independently develop similar technology, duplicate our products or design around our patents or our other intellectual property rights. If we fail to adequately protect our intellectual property or if the laws of a foreign jurisdiction do not effectively permit such protection, it would be easier for our competitors to sell competing products.

OUR INDUSTRY IS HIGHLY COMPETITIVE, AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO EFFECTIVELY COMPETE

     Although we design and develop system-level products, we primarily compete with providers of integrated circuits for the DSL market. The DSL chip set market is intensely competitive. We expect competition to intensify further as current competitors expand their product offerings and new competitors enter the market. We believe that we must compete on the basis of a variety of factors, including:

     o    time to market;

     o    functionality;

     o    conformity to industry standards;

     o    performance;

     o    price;

     o    breadth of product lines;

     o    product migration plans; and

     o    technical support.

     We believe our principal competitors include Alcatel Microelectronics, Analog Devices, Broadcom, Centillium Communications, Conexant Systems, Infineon Technologies, Integrated Telecom Express, Intel Corporation, MetaLink, Texas Instruments and Virata Corporation. In addition to these competitors, there have been announcements by other integrated circuit companies that they intend to enter the DSL chip set market.

     Many of our competitors have greater name recognition, their own manufacturing capabilities, significantly greater financial and technical resources, and the sales, marketing and distribution strengths that are normally associated with large multinational companies. These competitors may also have pre-existing relationships with our customers or potential customers. These competitors may compete effectively with us because of the above-listed factors and because they more quickly introduce new technologies, more rapidly or effectively address customer requirements or devote greater resources to the promotion and sale of their products than we do. Further, in the event of a manufacturing capacity shortage, these competitors may be able to manufacture products when we are unable to do so.

OTHER TECHNOLOGIES FOR THE HIGH-SPEED DATA TRANSMISSION MARKET WILL COMPETE EFFECTIVELY WITH DSL SERVICES

     DSL services are competing with a variety of different high-speed data transmission technologies, including cable modems, satellite and other wireless technologies. Many of these technologies will compete effectively with DSL services. All of our chip sets are deployed in networks that use standard copper telephone wires. Copper telephone wires have physical properties that limit the speed and distance over which data can be transmitted. In general, data transmission rates over copper telephone wires are slower over longer distances and faster over shorter distances. If any technology that is competing with DSL technology is more reliable, faster, less expensive, reaches more customers or has other advantages over DSL technology, then the demand for our chip sets and our revenues and gross margins may decrease.

CHANGES IN CURRENT OR FUTURE LAWS OR REGULATIONS OR THE IMPOSITION OF NEW LAWS OR REGULATIONS BY THE FCC, OTHER FEDERAL OR STATE AGENCIES OR FOREIGN GOVERNMENTS COULD IMPEDE THE SALE OF OUR PRODUCTS OR OTHERWISE HARM OUR BUSINESS

     The Federal Communications Commission has broad jurisdiction over our target market. Although current FCC regulations and the laws and regulations of other federal or state agencies are not directly applicable to our products, they do apply too much of the equipment into which our products are incorporated. As a result, the effects of regulation on our customers or the industries in which they operate may, in turn, materially and adversely impact our business, financial condition and results of operations. FCC regulatory policies that affect the ability of cable operators or telephone companies to offer certain services or other aspects of their business may impede the sale of our products. We may also be subject to regulation by countries other than the United States. Foreign governments may impose tariffs, duties and other import restrictions on components that we obtain from non-domestic supplies and may impose export restrictions on products that we sell internationally. These tariffs, duties or restrictions could materially and adversely affect our business, financial condition and results of operations. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere could also materially and adversely affect our business.

OUR FUTURE SUCCESS DEPENDS IN PART ON THE CONTINUED SERVICE OF OUR KEY DESIGN, ENGINEERING, SALES, MARKETING AND EXECUTIVE PERSONNEL AND OUR ABILITY TO IDENTIFY, HIRE AND RETAIN ADDITIONAL PERSONNEL

     We depend upon the continuing contributions of our key management, sales, customer support and product development personnel. The loss of any of such personnel could seriously harm us. Armando Geday, our President and Chief Executive Officer, is our only executive officer subject to an employment agreement; however, we cannot be sure that we can continue to retain Mr. Geday's services. In addition, we have not obtained key-man life insurance on any of our executive officers or key employees. Because DSL technology is specialized and complex, we need to recruit and train qualified technical personnel. However, there are many employers competing to hire qualified technical personnel and we have had difficulty attracting and retaining such personnel. We expect to continue to have difficulty hiring and retaining qualified personnel. We may have particular difficulty attracting and retaining key personnel during periods of poor stock price performance, given the significant use of equity-based compensation in our industry. Further, our competitors have recruited our employees and may do so in the future. Loss of the services of, or failure to recruit, key design engineers or other technical and management personnel could be significantly detrimental to our product development programs.

SALES OF OUR PRODUCTS ARE DEPENDENT ON THE WIDESPREAD ADOPTION OF DSL SERVICE. IF THE DEMAND FOR DSL SERVICE DOES NOT INCREASE, WE MAY NOT BE ABLE TO GENERATE SUBSTANTIAL SALES

     Sales of our products depend on the increased use and widespread adoption of DSL services, and the ability of telecommunications service providers to market and sell DSL services. Our business would be harmed, and our results of operations and financial condition would be adversely affected, if the use of DSL services does not increase as anticipated. Certain critical factors will likely continue to affect the development of the DSL service market. These factors include:

     o    inconsistent quality and reliability of service;

     o    inadequate deployment by service providers;

     o    lack of interoperability among multiple vendors' network equipment;

     o    congestion in service providers' networks; and

     o    inadequate security.

SUBSTANTIAL SALES OF OUR CHIP SETS WILL NOT OCCUR UNLESS TELECOMMUNICATIONS SERVICE PROVIDERS INITIATE SUBSTANTIAL DEPLOYMENT OF DSL SERVICES

     The success of our products is dependent upon the decision by telecommunications service providers to deploy DSL technologies and the timing of the deployment. Factors that will affect such deployment include:

     o a prolonged approval process for equipment, including laboratory tests, technical trials, marketing trials and initial commercial deployment;

     o the implementation of a viable business model for DSL services, including the capability to market, sell, install and maintain DSL services;

     o the availability and commitment of resources by telecommunication service providers to provide adequate installation and support services;

     o cost constraints, such as installation costs and space and power requirements at the telecommunications service provider's central office;

     o varying and uncertain conditions of the local loop, including the size and length of the copper wire, electrical interference and interference with existing voice and data telecommunications services;

     o challenges of interoperability among DSL equipment manufacturers' products;

     o    evolving industry standards for DSL technologies; and

     o    government regulation.

     Although a number of telecommunications service providers have commenced commercial deployment of DSL services using DSL products that incorporate our chip sets, if these telecommunications service providers do not expand their deployment of DSL services, or if additional telecommunications service providers do not offer DSL services on a timely basis, then our business, financial condition and results of operations will be seriously harmed.

THE RECENT RAPID EXPANSION OF OUR OPERATIONS HAS PLACED A STRAIN ON OUR MANAGEMENT AND PERSONNEL AND OTHER RESOURCES

     From December 31, 1997 to March 31, 2001, we increased from 93 to 842 total employees. This growth and rapid expansion in our operations has placed and will continue to place a significant strain upon our management, operating and financial systems and other resources. To accommodate this expansion of operations, we must continue to implement and improve information systems, procedures and controls and expand, train, motivate and manage our work force. If we do not successfully manage our growth, our business, financial condition and results of operations will be seriously harmed.

SALES TO CUSTOMERS BASED OUTSIDE OF THE UNITED STATES HAVE ACCOUNTED FOR A SIGNIFICANT PORTION OF OUR NET REVENUES, WHICH EXPOSES US TO INHERENT RISKS OF INTERNATIONAL BUSINESS

     We expect that sales to such international customers will continue to account for a significant portion of our net revenues for the foreseeable future. Accordingly, we are subject to risks inherent in our international business activities, including:

     o    unexpected changes in regulatory requirements;

     o tariffs and other trade barriers, including current and future import and export restrictions;

     o    difficulties in collecting accounts receivables;

     o    difficulties in staffing and managing international operations;

     o potentially adverse tax consequences, including restrictions on the repatriation of earnings;

     o the burdens of complying with a wide variety of foreign laws (particularly with respect to intellectual property) and license requirements;

     o the risks related to international political instability and to the recent global economic turbulence and adverse economic circumstances in Asia;

     o difficulties in protecting intellectual property rights in some foreign countries; and

     o limited ability to enforce agreements and other rights in some foreign countries.

     We are subject to the risks associated with the imposition of legislation and regulations relating to the import or export of high technology products. We cannot predict whether quotas, duties, taxes or other changes or restrictions upon the importation or exportation of our products will be implemented by the United States or other countries. Because sales of our products have been denominated to date primarily in United States dollars, increases in the value of the United States dollar could increase the price of our products so that they become relatively more expensive to customers in the local currency of a particular country, leading to a reduction in sales and profitability in that country. Future international activity may result in increased foreign currency denominated sales. Gains and losses on the conversion to United States dollars of accounts receivable, accounts payable and other monetary assets and liabilities arising from international operations may contribute to fluctuations in our results of operations. Some of our customer purchase orders and agreements are governed by foreign laws, which may differ significantly from United States laws. Therefore, we may be limited in our ability to enforce our rights under such agreements and to collect damages, if awarded.

IF WE DELIVER PRODUCTS WITH DEFECTS, OUR REPUTATION WILL BE HARMED, AND THE SALES AND MARKET ACCEPTANCE OF OUR PRODUCTS WILL DECREASE

     Our products are complex and have contained errors, defects and bugs when introduced or as new versions are released. If we deliver products with errors, defects or bugs or that have reliability, quality or compatibility problems, our reputation and the market acceptance and sales of our products could be harmed, which could adversely affect our ability to retain existing customers or attract new customers. Further, if our products contain errors, defects and bugs, then we may be required to expend significant capital and resources to alleviate these problems. Further, these defects or problems could interrupt or delay sales to our customers. If any of these problems are not found until we have commenced commercial production, we may be required to incur additional development costs and product repair or replacement costs. Defects could also lead to liability as a result of product liability lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could seriously harm our business, financial condition and results of operations. In addition, these problems may divert our technical and other resources from other development efforts.

WE WILL CONTINUE TO BE CONTROLLED BY A PRINCIPAL STOCKHOLDER, WHICH MAY HAVE THE EFFECT OF PREVENTING OR DELAYING A CHANGE OF CONTROL OF OUR COMPANY, AND THE INTERESTS OF THE PRINCIPAL STOCKHOLDER MAY NOT ALWAYS COINCIDE WITH THOSE OF OUR STOCKHOLDERS

     As of April 25, 2001, our executive officers and directors and their affiliates own, in the aggregate, approximately 26% of our outstanding common stock. Entities affiliated with Texas Pacific Group own approximately 20% of our outstanding common stock as of April 25, 2001 and are able to exercise control over us subject to the fiduciary duties of its representatives on the board of directors under Delaware law. The interests of Texas Pacific Group may not always coincide with our interests or the interests of other stockholders. Texas Pacific Group, through its representatives on our board of directors, could cause us to enter into transactions or agreements, which we would not otherwise consider absent Texas Pacific Group's influence.

     Texas Pacific Group is also a principal stockholder of Paradyne Networks, which is a customer of ours. In addition, three members of our current board of directors, Messrs. Epley, Geeslin and Stanton, and one member of its Executive Committee, Mr. Epley, are also currently directors of, and have direct or indirect equity interests in, Paradyne Networks. Accordingly, our continuing supplier relationship with Paradyne Networks, and any other potential business dealings between Paradyne Networks and us, could create conflicts of interest for GlobeSpan's principal stockholder and its directors.

     We have waived in our amended and restated certificate of incorporation the application to us of section 203 of the Delaware General Corporation Law.
Section 203 of the Delaware General Corporation Law is a statute that generally prohibits an "interested stockholder" from engaging in a "business combination" with a corporation for three years following the time this person became an interested stockholder. An "interested stockholder" is defined generally as a person owning 15% or more of a corporation's voting stock or an affiliate or associate of that person. A "business combination" is defined to include a variety of transactions, including mergers and sales of 10% or more of a corporation's assets. A business combination with an interested stockholder is allowed, however, if the business combination is approved by at least 66 2/3% of the shares held by the corporation's disinterested stockholders. By waiving
Section 203, it will be easier for us to enter into transactions with our significant stockholders, including Texas Pacific Group, without giving our disinterested stockholders the opportunity to approve the transaction.

WE HAVE ANTITAKEOVER DEFENSES THAT COULD DELAY OR PREVENT AN ACQUISITION OF OUR COMPANY

     Some of the provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing our acquisition. For example, we have authorized but unissued shares of preferred stock which could be used to fend off a takeover attempt, our stockholders may not take actions by written consent, our stockholders are limited in their ability to make proposals at stockholder meetings and our directors may be removed only for cause and upon the affirmative vote of at least 80% of our outstanding voting shares.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL WHICH MIGHT NOT BE AVAILABLE OR WHICH, IF AVAILABLE, COULD BE ON TERMS ADVERSE TO OUR STOCKHOLDERS

     We expect that our current cash and cash equivalents, including internally generated funds, will meet our working capital and capital expenditure needs for at least one year. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. We may also require additional capital for the acquisition of businesses, products and technologies that are complementary to ours. Further, if we issue equity securities, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could seriously harm our business, operating results and financial condition.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE VOLATILE, WHICH MIGHT ADVERSELY AFFECT THE VALUE OF OUR COMMON STOCK OR MAKE IT DIFFICULT FOR OUR STOCKHOLDERS TO SELL THEIR SHARES AT FAVORABLE PRICES

     The market price of our common stock has fluctuated significantly. Since our common stock began trading publicly, the reported per share sale price of our common stock on the NASDAQ National Market has been as high as $167.00 and as low as $8.79. Reductions in our stock price may make our stock less attractive as an acquisition currency and may therefore make it difficult for us to consummate acquisitions on terms acceptable to us. The trading price of our common stock will likely continue to fluctuate significantly in response to the following factors, some of which are beyond our control:

     o    variations in our performance and prospects;

     o changes in financial estimates of our net revenues and operating results or buy/sell recommendations by securities analysts;

     o announcements by our competitors or our customers of changes in their financial estimates or their net revenues or operating results;

     o    investor perception of GlobeSpan and the industry in which we operate;

     o announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     o loss or decrease in sales to a major customer or failure to complete significant transactions;

     o    general financial and other market conditions;

     o    domestic and international economic conditions; and

     o announcements by us or our competitors of key design wins and product introductions.

     In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

WE COULD BE SUBJECT TO CLASS ACTION LITIGATION DUE TO STOCK PRICE VOLATILITY, WHICH, IF IT OCCURS, WILL DISTRACT MANAGEMENT AND RESULT IN SUBSTANTIAL COSTS, AND COULD RESULT IN JUDGMENTS AGAINST US

     In the past, securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could cause serious harm to our business, financial condition and results of operations.

EXISTING STOCKHOLDERS MAY SELL THEIR COMMON STOCK WHICH MAY REDUCE OUR STOCK
PRICE

     The market price of our common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering, or because of the belief that such sales could occur. These factors also could make it more difficult for us to raise funds through future offerings of common stock.

     As of April 25, 2001, 73,421,802 shares of our common stock were outstanding. All of these shares are freely tradeable without restrictions, except for approximately 16.5 million shares which are owned by certain of our officers, directors and affiliates and may be resold publicly at any time subject to the volume and other restrictions under Rule 144 of the Securities Act of 1933. We have granted certain rights with respect to the registration of shares of our common stock held by these affiliates, including the right to require that we register under the Securities Act of 1933 the sale of all or part of the shares they hold, and to include such shares in a registered offering of securities by us. In connection with our recent offering of convertible subordinated notes, our executive officers, directors and affiliates have agreed not to sell or otherwise dispose of their shares of common stock for a period of 90 days after the notes offering. We cannot assure you that these lock-up restrictions will not be removed prior to 90 days after the notes offering without prior notice by the initial purchaser.

     In addition, as of April 25, 2001, there were outstanding options to purchase 15,527,906 shares of our common stock and warrants to purchase 450,000 shares of our common stock. All shares of common stock underlying our option plans are registered and, upon exercise, are freely tradeable subject in some circumstances to volume trading limitations under Rule 144. These options entitle the holders to purchase shares of common stock at prices per share that are less than the current market price per share of our common stock. The holders of these options will usually exercise them at a time when the market price of our common stock is greater than the exercise price of the options. The exercise options and subsequent sale of common stock could reduce the market price for our common stock and result in dilution to our stockholders.

WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS

     We currently intend to retain all future earnings to fund the development and growth of our business and, therefore, we do not anticipate paying any dividends.



                       UNAUDITED PRO FORMA FINANCIAL DATA

     The accompanying unaudited pro forma condensed combined statement of operations data (the "Pro Forma Statement of Operations") for the year ended December 31, 2000 gives effect to the Ficon Technology, Inc. (Ficon), T.sqware, Inc. (T.sqware) and iCompression, Inc. (iCompression) acquisitions which were each accounted for under the purchase method of accounting, as if each had occurred on January 1, 2000. The Pro Forma Statement of Operations is based on historical results of operations of GlobeSpan for the year ended December 31, 2000 and the results of operations of the acquired businesses from January 1, 2000 through their respective acquisition dates.

     The Ficon, T.sqware, and iCompression acquisitions consummated on January 31, 2000, April 27, 2000, and June 30, 2000, respectively, have been consolidated with GlobeSpan as of December 31, 2000. Included in the Pro Forma Statement of Operations for the year ended December 31, 2000 are the operating results for Ficon for the month ending January 2000, T.sqware for the period from January 1, 2000 through April 27, 2000 and iCompression for the six months ended June 30, 2000. The Pro Forma Statement of Operations and accompanying notes (the "Pro Forma Financial Data") should be read in conjunction with and are qualified by the historical financial statements of GlobeSpan included in this prospectus, and the historical statements of operations for T.sqware and iCompression, in each case for the three months ended March 31, 2000, incorporated by reference into this prospectus.

The pro forma financial data is intended for informational purposes only and is not necessarily indicative of the future financial position or future results of operations of GlobeSpan after the acquisitions or of the financial position or results of operations of GlobeSpan that would have actually occurred had the acquisitions been effected on January 1, 2000.


                             Unaudited Pro Forma Condensed Combined Statement of Operations

                                          For the Year Ended December 31, 2000
                                    (in thousands, except share and per share data)

                                                                        Pro Forma Adjustments
                                                    --------------------------------------------------------------------------------
                                       GlobeSpan      Ficon      T.sqware     ICompression     Adjustments       Pro Forma
                                     -------------  ---------  -------------  --------------  ------------    -------------

Net revenues.......................     $ 348,098     $  60       $  550      $     848       $                  $ 349,556
Cost of sales......................       142,430                      0            103                            142,533
                                     -------------  ---------  -------------   ------------   ------------     ------------
Gross Profit.......................       205,668        60          550            745            --              207,023
Operating expenses
  Research and development.........       115,411       532       16,623          8,417                            140,983
  Selling, general and
    administrative.................        53,504        68        3,893          1,606              801a           59,872
  Amortization of intangibles......       131,832                      0             --           13,669b          205,734
                                                                                                  41,438c               --
                                                                                                   8,583d               --
                                                                                                  10,112e               --
                                                                                                                        --
                                                                                                                        --
  In-process research and
    development....................        44,854                                               (44,854)f               --
                                     -------------  ---------  -------------   ------------   ------------     -----------
    Total operating expenses.......       345,601       600       20,516         10,023           29,849           406,589
                                     -------------  ---------  -------------   ------------   ------------     ------------
(Loss) from operations.............     (139,933)     (540)     (19,966)        (9,278)       $ (29,849)          (199,566)
Foreign exchange gain..............            63                                                                        63
Interest income....................         4,902                    407            427                               5,736
Interest expense...................       (3,000)                  (380)          (136)                             (3,516)
Interest expense, non-cash.........      (43,439)                                                                  (43,439)
                                     -------------  ---------  -------------   ------------   ------------     ------------
(Loss) before income taxes and
  extraordinary item...............     (181,407)     (540)     (19,939)        (8,987)         (29,849)          (240,722)
Provision (benefit) for income
  taxes............................        15,131                                                                   15,131
                                     =============  =========  =============   ============   ============     ============
                                     -------------  ---------  -------------   ------------   ------------     ------------
Loss before extraordinary item.....  $  (196,538)     (540)    $(19,939)       $(8,987)         (29,849)         $(255,853)
                                     =============  =========  =============   ============   ============     ============
Basic and diluted loss before
  extraordinary item...............  $     (3.03)                                                                    (3.67)
                                     =============                                                             ============
Shares used in computing net loss
  per share-basic and diluted......    64,924,000                                             3,214,298g         68,138,298
                                                                                                999,999a


1.   Pro Forma Adjustments and Assumptions (in thousands, except per share data)

     (a) In connection with the acquisition of Ficon by GlobeSpan, 773,760 shares of restricted common stock were issued to Ficon employees and its principal shareholder, contingent upon continued employment with the merged companies. GlobeSpan will record deferred compensation of approximately $29,522, which is being amortized as compensation expense over the vesting period in accordance with EITF 95-8, "Accounting for contingent consideration Paid to Shareholders of an Acquired Enterprise in a Purchase Business Combination," generally three years, or $801 per month. Such compensation expense has been included as a pro forma adjustment.

          An additional 999,999 shares of common stock were issued to the named Ficon employees and principal shareholder upon completion of certain agreed upon development activities.

     (b) The pro forma adjustments relating to the acquisition of T.sqware reflect four months of amortization expense for the year ended December 31, 2000, assuming the transaction had occurred on January 1, 2000. The value of the goodwill and intangible assets at January 1, 2000 would have been approximately $162,000. Goodwill and other intangible assets are being amortized over four years. Such amount approximates $13,669 for the four months prior to acquisition.

     (c) The pro forma adjustments relating to the acquisition of iCompression reflect approximately six months of amortization expense for the year ended December 31, 2000, assuming the transaction had occurred on January 1, 2000. The value of the goodwill and intangible assets at January 1, 2000 would have been approximately $327,900. Goodwill and other intangible assets are being amortized over approximately four years. Such amount approximates $41,438 for the six months prior to acquisition.

     (d) The pro forma adjustment reflects approximately one month of amortization expense for the year ended December 31, 2000 relating to the Ficon acquisition assuming the transaction had occurred on January 1, 2000. The value of the goodwill and intangible assets at January 1, 2000 would have been approximately $34,100, including the effects of contingent consideration issued subsequent to the date of acquisition. Goodwill and other intangible assets are being amortized over the expected estimated period of benefit ranging from two to four years. Such amount would approximate $8,583, including the effects of the contingent consideration.

     (e) In connection with the acquisition of assets of PairGain on February 24, 2000, GlobeSpan (1) exchanged 3,243,591 shares of its common stock valued at $152,706, and (2) issued a $90,000 subordinated redeemable convertible note, which was redeemed during the third quarter of 2000. The redemption of the beneficial conversion feature resulted in the company recording an extraordinary gain in an amount equal to the non-cash interest expense recorded on the note. The non-cash interest expense has not been eliminated from the pro forma statements.

          The value of intangible assets acquired from PairGain at January 1, 2000 was approximately $245,000, amortized over approximately four years. Such amount approximates $10,112 for two months through February 24, 2000, the date of acquisition.

     (f) Represents the elimination of purchased in-process research and development recorded in connection with the acquisitions of T.sqware, iCompression and Ficon.

     (g) The pro forma basic and diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding, reflecting an additional 3,214,298 shares of GlobeSpan's common stock issued in connection with its acquisition of T.sqware, iCompression and Ficon. Such shares are assumed to be outstanding for the entire period.

                              SELLING STOCKHOLDERS

     On January 31, 2000 we acquired Ficon pursuant to a merger agreement among Ficon, FTI Acquisition Corp. and us. Pursuant to the merger agreement, we issued an aggregate of 960,000 shares as common stock consideration, which we have previously registered for resale. Further in connection with the Ficon acquisition, the Ficon selling stockholders have been issued an additional 999,999 shares of GlobeSpan common stock as contingent consideration based upon the achievement of certain performance milestones. We are registering these contingent consideration shares for resale pursuant to this registration statement.

     On April 11, 2001 we acquired Mars Communications, Inc. ("Mars") pursuant to a merger agreement among Mars, Forest Acquisition Corp., certain shareholders of Mars and us. In connection with this acquisition, we are registering for resale the shares of our common stock issued to the Mars selling stockholders as common stock consideration and the maximum number of shares of our common stock issuable to the Mars selling stockholders as contingent consideration upon the achievement of a certain performance milestone set forth in the merger agreement.

     The following table sets forth:

        o The names of the selling stockholders;

        o The number and percent of our common stock that the selling stockholders owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

        o The number of shares of our common stock that may be offered for resale for the account of the selling stockholders pursuant to this prospectus; and

        o The number and percent of our common stock to be held by the selling stockholders after the offering of the resale shares (assuming all of the resale shares are sold by the selling stockholders).

     This information is based on information provided by the selling stockholders and assumes the sale of all of the shares offered by the selling stockholders. We are unable to determine the exact number of shares that actually will be sold. The applicable percentages of ownership are based on an aggregate of 73,421,802 shares of common stock issued and outstanding as of April 25, 2001.

                               Shares Owned Prior To This Offering  Shares Being Offered  Shares Owned After This Offering
                                            (1)(2)(3)                    (1)(2)(3)

Selling Stockholder                  Number         Percent                                   Number           Percent
Muninderpal S. Rekhi                14,479             *                  14,479                 0                *
Amar S. Manohar                     20,789             *                  20,789                 0                *
Pritinder S. Arora                     933             *                     933                 0                *
Baldev Krishan                       1,121             *                   1,121                 0                *
Marvin M. Reiss                     12,476             *                  12,476                 0                *
Upinder Rekhi                          466             *                     466                 0                *
Song-Yong Park                         933             *                     933                 0                *
Simon D. Cho Sung                      933             *                     933                 0                *
Steve S. Park and Laura Y. Park        933             *                     933                 0                *
Kyung Kim                              933             *                     933                 0                *
Dale W. Sobek                       80,021             *                  80,021                 0                *
Bill Lee                               466             *                     466                 0                *
Chang H. Oh                          1,684             *                   1,684                 0                *

Seema Baghatt                          466             *                     466                 0                *
Rajeesh Soin                           933             *                     933                 0                *
Raminder S. Madan                      466             *                     466                 0                *
Tina M. Singh                          375             *                     375                 0                *
Steve Isacoff                        1,561             *                   1,561                 0                *
H. Edward Jokiel                       624             *                     624                 0                *
Stephen Moore                        3,023             *                   3,023                 0                *
Navineet S. Sethi                      233             *                     233                 0                *
Banshi Malviya                       1,601             *                   1,601                 0                *
Theodore R Thayer                      375             *                     375                 0                *
Troy L. Speers                       4,059             *                   4,059                 0                *
Julian Culetu                        1,250             *                   1,250                 0                *
Amjad Nezami                         1,250             *                   1,250                 0                *
Chris Vora                             983             *                     983                 0                *
Naresh Sharma                          681             *                     681                 0                *
Surinder K. Sharma                     250             *                     250                 0                *
Hemraj K. Hingarh                       88             *                      88                 0                *
Pillsbury Winthrop, LLC              1,062             *                   1,062                 0                *
Steve Wurzburg                          63             *                      63                 0                *
Andrew J. Piunti                        63             *                      63                 0                *
Jeffrey Li                              63             *                     630                 0                *
Dhaval J. Brahmbhatt                 1,029             *                   1,029                 0                *
Vivek Bansal  (4)                1,520,958            2.1%               775,998           744,960                *
Amit Gaur                          292,898             *                 154,541           138,357                *
Ashok Gupta                         33,814             *                  24,999             8,815                *
Ajay Sharma                          9,801             *                   5,001             4,800                *
Alan Harry                          19,443             *                   9,920             9,523                *
Mark Rousseau                       19,443             *                   9,920             9,523                *
Felix Hernandez                     13,610             *                   6,944             6,666                *
Eduardo Hernandez                    5,835             *                   2,976             2,859                *
Rakesh Shah                         19,012             *                   9,700             9,312                *

*   Indicates less than 1%.

(1) Information set forth in the table regarding shares owned by selling stockholders is provided to the best of our knowledge based on information available to us through our stock records.

(2) Information set forth in this column for each Mars selling stockholder includes the pro rata portion of escrow shares and contingent consideration payable to such stockholder subject to the accuracy of the representations and warranties and the achievement of a certain milestone contained in the merger agreement by which we acquired Mars. To the extent that any of the shares held in escrow or subject to contingent payment are returned to us or not paid to the Mars selling stockholders, the total number of shares owned by these stockholders would be reduced according to their respective pro rata interests in the escrow shares and the contingent consideration.

(3) The number of shares owned does not include the shares of common stock issuable upon exercise of options to purchase our shares of common stock that were assumed by us in connection with the acquisitions of Ficon and Mars or issuable upon exercise of options granted to the Ficon and Mars selling stockholders who are continuing as employees, officers, directors, advisors or consultants subsequent to the acquisitions of Ficon and Mars.

(4)  Mr. Bansal is Executive Vice President of GlobeSpan.

                              PLAN OF DISTRIBUTION

     The shares of common stock offered by this prospectus are being registered to allow public secondary trading by the holders of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the offering of these shares by the selling stockholders.

     We have been advised by the selling stockholders that the shares offered by this prospectus may be sold from time to time by or for the account of the selling stockholders pursuant to this prospectus or, in some cases, pursuant to Rule 144 under the Securities Act of 1933. Sales of shares pursuant to this prospectus may be made in the over-the-counter market, on the Nasdaq National Market or otherwise at prices and on terms then prevailing or at prices related to the then current market price (in each case as determined by the selling stockholders). Sales may be made directly or through agents designated from time to time, or through dealers or underwriters to be designated or in negotiated transactions.

     The shares may be sold in one or more of the following ways:

       o a block trade in which the seller's broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

       o purchases by a broker or dealer as principal and resale by the broker or dealer for their account pursuant to this prospectus;

       o an exchange distribution in accordance with the rules of the Nasdaq National Market;

       o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

       o  privately negotiated transactions;

       o  through put or call option transactions;

       o  through short sales; or

       o  an underwritten public offering.

     Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners or members, who may sell their shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by him by gift, and upon and such transfer, the donee would have the same right of sale as the selling stockholder.

     A selling stockholder may enter into hedging transactions with broker-dealers in connection with the distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder, including positions assumed in connection with distributions of the shares by such broker-dealers. Some or all of the shares covered by this registration statement may be sold to cover short positions in the open market. A selling stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer such shares pursuant to this prospectus. In addition, a selling stockholder may loan or pledge shares to a broker-dealer, which may sell the loaned shares or, upon a default by the selling stockholder of the secured obligation, may sell or otherwise transfer the pledged shares pursuant to this prospectus.

     The selling stockholders may sell shares directly to other purchasers, through agents or through broker-dealers. Any selling agents or broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders, from purchasers of shares for whom they act as agents, or from both sources. That compensation may be in excess of customary commissions.

     The selling stockholders and any broker-dealers that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended in connection with the sales. Any commissions, and any profit on the resale of shares, received by the selling stockholders and any such broker-dealers may be deemed to be underwriting discounts and commissions. We have been advised by each of the selling stockholders that they have not, as of the date of this prospectus, entered into any arrangement with any agent, broker or dealer for the sale of the shares.

     We may suspend the use of this prospectus and any supplements hereto in certain circumstances due to pending corporate developments, public filings with the SEC or similar events.

     We will pay all costs and expenses incurred by us in connection with the registration of the sale of shares pursuant to this prospectus. We will not be responsible for any commissions, underwriting discounts or similar charges on sales of the shares.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of common stock by the selling stockholders.


                                  LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Reboul, MacMurray, Hewitt, Maynard & Kristol, New York, New York.

                                     EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of GlobeSpan, Inc. for the year ended December 31, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of T.sqware, Inc. (a development stage company) at December 31, 1998 and 1999 and for the years then ended and for the period from February 11, 1997 (Inception) to December 31, 1999, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference herein, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

     The financial statements of iCompression, Inc. (a development stage company) as of December 31, 1999 and 1998, and for each of the years then ended and for the period of August 1, 1996 (Inception) to December 31, 1999, incorporated by reference in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses payable by GlobeSpan in connection with the issuance and distribution of the common stock being registered. All amounts are estimates except the SEC registration fee.


SEC registration fee                                      $  4,641

Printing and engraving expenses                             10,000

Legal fees and expenses                                     10,000

Accounting fees and expenses                                10,000

Miscellaneous fees and expenses                              1,000
                                                          --------
Total                                                     $ 35,641
                                                          ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under specified circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6, of the Registrant's bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to GlobeSpan and its stockholders. This provision in the certificate of incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to GlobeSpan for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NO.                               DESCRIPTION
-------                           -----------

4.1 Specimen Common Stock certificate (incorporated into this document by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-75173)).

4.2 Registration Rights Agreement between the Several Persons named in Annex I thereto, dated January 28, 2000 (incorporated into this document by reference to Exhibit 4.7 to Amendment No. 1 to the Registrant's Registration Statement on Form S-3 filed on July 7,
          2000).

5.1       Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol.

23.1      Consent of PricewaterhouseCoopers LLP.

23.2      Consent of Ernst & Young LLP, Independent Auditors.

23.3      Consent of Deloitte & Touche LLP.

23.4      Consent of Reboul, MacMurray, Hewitt, Maynard & Kristol (included in
          Exhibit 5.1).

24.1 Power of Attorney (included in the signature page of the Registration Statement).


ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15 of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of the registrant or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Red Bank, State of New Jersey, on this 23rd day of May, 2001.


                                       GLOBESPAN, INC.



                                       By: /s/ Armando Geday
                                           Armando Geday
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Armando Geday and Robert McMullan, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:


       SIGNATURE                      TITLE                             DATE

                        President, Chief Executive Officer          May 23, 2001
/s/ Armando Geday       (Principal Executive Officer) Director
Armando Geday
                        Chief Financial Officer                     May 23, 2001
                        (Principal Financial and Accounting
/s/ Robert McMullan     Officer)
Robert McMullan


/s/ Thomas Epley        Director                                    May 23, 2001
Thomas Epley

/s/ Keith Geeslin       Director
Keith Geeslin                                                       May 23, 2001


/s/ David Stanton       Director                                    May 23, 2001
David Stanton


/s/ Dipanjan Deb        Director                                    May 23, 2001
Dipanjan Deb

/s/ James Coulter       Director                                    May 23, 2001
James Coulter

                        Director
John Marren                                                         May 23, 2001


/s/ Barbara Connor      Director                                    May 23, 2001
Barbara Connor


                        Director                                    May 23, 2001
Federico Faggin

                                  EXHIBIT INDEX

EXHIBIT
NO.                               DESCRIPTION
-------                           -----------

4.1 Specimen Common Stock certificate (incorporated into this document by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-75173)).

4.2 Registration Rights Agreement between the Several Persons named in Annex I thereto, dated January 28, 2000 (incorporated into this document by reference to Exhibit 4.7 to Amendment No. 1 to the Registrant's Registration Statement on Form S-3 filed on July 7,
          2000).

5.1       Opinion of Reboul, MacMurray, Hewitt, Maynard & Kristol.

23.1      Consent of PricewaterhouseCoopers LLP.

23.2      Consent of Ernst & Young LLP, Independent Auditors.

23.3      Consent of Deloitte & Touche LLP.

23.4      Consent of Reboul, MacMurray, Hewitt, Maynard & Kristol (included in
          Exhibit 5.1).

24.1 Power of Attorney (included in the signature page of the Registration Statement).